Exhibit 99.1

Caesarstone Reports 2019 Fourth Quarter and Full Year Financial Results

- Revenue of $133.9 Million for the Fourth Quarter -
- Net Loss of $0.3 Million, or ($0.01) Per Share for the Fourth Quarter -
- Adjusted Net Income of $5.5 Million, or $0.16 Per Share for the Fourth Quarter -
- Adjusted EBITDA of $15.7 Million for the Fourth Quarter -
- Cash Flow from Operating Activities of $83.0 Million for the Full Year -
- Expect to Return to Full Production in all Factories by the End of the Second Quarter 2020 -
- Introduced Caesarstone Branded Products in all U.S. Home Depot Stores -
- Launched Groundbreaking Outdoor Collection of Durable Luxury Surfaces -
- Provides Full Year 2020 Outlook -

MP MENASHE, Israel - February 12, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered quartz surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2019.

“We continue to make targeted investments in our products, people and brand to improve our global position with customers,” commented Yuval Dagim, Chief Executive Officer. “2020 is off to an encouraging start. We reached an important milestone in our strategy to enter the U.S. big box channel as we recently introduced Caesarstone branded products at all U.S. Home Depot stores. In addition, we debuted our new durable outdoor luxury product line, which marks an exciting evolution of our quartz applications in a relatively underpenetrated market segment. More broadly, we are on pace to launch a range of new models in 2020 that are intended to boost growth initiatives in our global markets. The Global Growth Acceleration Plan that we launched in mid-2019 has already positively impacted our business and allowed us to better deploy resources. I am proud of our team’s efforts and the stronger foundation that we are building through the Plan. These actions, along with the many other projects that we have initiated under the Global Growth Acceleration Plan give us confidence in our ability to accomplish our objectives in 2020.”

Ophir Yakovian, Chief Financial Officer, added, “We were pleased to grow our core U.S. business for the 6th straight quarter and deliver significant cash flow during 2019. Fourth quarter results were below our expectations primarily due to temporary supply chain delays, which we expect to resolve in the coming months. While we expect unfavorable global market dynamics to continue in most of our regions outside the U.S., we enter 2020 with a clear strategy and well-defined plan to mitigate those challenges.  We see great long-term potential in our business and plan to increase our capital investments and operating expenses to improve our product reach and to further strengthen our brand. Accordingly, with our inventory now at more normalized levels, we plan to return to full production in all of our factories by the end of the second quarter of 2020 to address customer demand.”

Fourth Quarter 2019 Results

Revenue in the fourth quarter of 2019 was $133.9 million compared to $142.9 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was lower by 5.5% year-over-year. Sales improvement in the Company’s core business in the U.S. and the U.K. was more than offset by softer performance mainly in Australia, Canada and Ikea U.S.

Gross margin in the fourth quarter was 26.1% compared to 25.9% in the prior year quarter. Adjusted gross margin in the fourth quarter was 26.4% compared to 27.5% in the prior year quarter. The decline in adjusted gross margin mainly reflects higher manufacturing unit costs due to lower fixed cost absorption from a reduction in capacity utilization in our Richmond Hill facility, lower average selling prices and foreign exchange headwinds, partly offset by lower raw material costs and more favorable regional mix.

Operating income in the fourth quarter was $0.5 million compared to $4.0 million in the prior year quarter. The year-over-year decrease mainly reflects lower gross margin and an increase in provision for legal settlements partially offset by lower operating expenses.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $15.7 million in the fourth quarter, representing a margin of 11.8%. This compares to adjusted EBITDA of $17.8 million, representing a margin of 12.5%, in the prior year quarter.

Finance income in the fourth quarter was $0.6 million compared to finance expenses of $2.1 million in the prior year quarter. The difference was primarily a result of the favorable impact of foreign currency exchange rates.

Net loss attributable to controlling interest for the fourth quarter was $0.3 million compared to net income of $1.4 million in the prior year quarter. Diluted net loss per share for the fourth quarter was ($0.01) compared to diluted net income per share of $0.04 in the prior year quarter.  Adjusted diluted net income per share for the fourth quarter was $0.16 on 34.6 million shares, compared to $0.20 on a similar share count in the prior year quarter.

Full Year 2019 Results

Revenue in the full year 2019 was $546.0 million compared to $575.9 million in the prior year. On a constant currency basis, 2019 revenue decreased by 3.0% year-over-year mainly due to lower sales in Australia, Canada, Rest of the World region and Ikea U.S., partly offset by sales improvement in the U.S. core business and the U.K.

Gross margin in 2019 was 27.2% compared to 28.4% in the prior year. Adjusted gross margin in 2019 was 27.3%, compared to 28.8% in the prior year. The lower adjusted gross margin mainly reflects increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization in our facilities, lower average selling prices and adverse currency exchange impact, partially offset by improved regional mix and improved supply chain efficiencies.

Operating expenses in 2019 were $124.0 million, or 22.7% of revenue, compared to $130.6 million, or 22.7% of revenue in the prior year. Excluding legal settlements and loss contingencies, operating expenses decreased to 20.4% of revenue, compared to 21.1% of revenue in the prior year mainly due to lower marketing and sales expenses combined with lower general and administrative expenses.

Operating income in 2019 was $24.7 million compared to $32.8 million in the prior year.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $69.0 million in 2019, representing a margin of 12.6%. This compares to adjusted EBITDA of $75.2 million, representing a margin of 13.1%, in the prior year. This year-over-year margin comparison primarily reflects the lower gross margin, partly offset by lower operating expenses.

Finance expenses in 2019 were $5.6 million compared to $3.6 million in the prior year. The difference was primarily a result of the adverse impact of foreign currency exchange rates mainly related to the revaluation of lease liabilities in accordance with the new lease accounting standard.

The Company reported net income attributable to controlling interest for 2019 of $12.9 million compared to net income of $24.4 million in the prior year. Diluted net income per share for 2019 was $0.37 compared to $0.72 in the prior year.  Adjusted diluted net income per share for 2019 was $0.77 compared to $1.05 in the prior year.

Balance Sheet

The Company's balance sheet as of December 31, 2019 remained strong, including cash, cash equivalents and short-term bank deposits of $139.4 million with no financial debts to banks.

Dividend

The Company has revised its dividend policy to provide for a quarterly cash dividend of up to 50% of reported net income attributable to controlling interest on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  In the event that the calculated dividend is less than $0.10 per share, no dividend shall be paid. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the fourth quarter of 2019, based on its reported net loss attributable to controlling interest for the period.

Global Growth Acceleration Plan

In the second quarter 2019, the Company began executing its Global Growth Acceleration Plan. The plan is designed to improve operational inefficiencies and reignite growth through a variety of projects and a better alignment of resources. To date, the Company has commenced the execution of identified projects focusing on expanding its selling efforts in key markets, improving production and supply chain efficiency, enhancing its innovative portfolio of premier product offerings, streamlining core processes and implementing a digital transformation within the Company. Beyond currently identified opportunities, the Company will continue to pursue additional avenues to drive efficiencies and to accelerate growth through its multi-year Global Growth Acceleration Plan.

Outlook

The Company anticipates 2020 revenue to be in the range of $550 million to $570 million and adjusted EBITDA to be in the range of $69 million to $75 million. The Company’s outlook includes the investment costs associated with its Global Growth Acceleration Plan. The Company expects softer market conditions and a competitive environment to persist in many of its regions in 2020.

Conference Call Details

The Company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13698112. The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 12, 2020 and will last through 11:59 p.m. ET on Wednesday, February 19, 2020.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 40 countries where the four distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Concetto. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules to this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including expectations of the results of its business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Public Relations:
Caesarstone - Maya Lustig
Maya.Lustig@caesarstone.com
+ 972 54 677 8100

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$139,372	$93,562
Trade receivables, net	78,282	72,555
Other accounts receivable and prepaid expenses	34,066	25,495
Inventories	122,686	158,492

Total current assets	374,406	350,104

LONG-TERM ASSETS:

Severance pay fund	3,475	3,591
Other long-term receivables	3,176	5,435
Deferred tax assets, net	7,881	6,372
Long-term deposits and prepaid expenses	2,887	2,799
Right of use assets	73,664	-
Property, plant and equipment, net	204,776	213,338
Goodwill	35,218	35,283

Total long-term assets	331,077	266,818

Total assets	$705,483	$616,922

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$-	$7,567
Trade payables	53,072	55,787
Related party and other loan	2,212	2,908
Short term legal settlements and loss contingencies	28,300	13,146
Accrued expenses and other liabilities	43,422	31,873

Total current liabilities	127,006	111,281

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	7,915	7,089
Legal settlements and loss contingencies long-term	21,505	26,089
Long-term lease liabilities	65,615	-
Accrued severance pay	4,333	4,695
Long-term warranty provision	1,385	1,267

Total long-term liabilities	100,753	39,140

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	157,225	153,593
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(3,288)	(3,177)
Retained earnings	368,433	360,731

Total equity	477,724	466,501

Total liabilities and equity	$705,483	$616,922

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income (loss)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$133,867	$142,881	$545,974	$575,871
Cost of revenues	98,884	105,811	397,335	412,457

Gross profit	34,983	37,070	148,639	163,414

Operating expenses:
Research and development	962	1,131	4,146	3,635
Marketing and selling	16,698	17,593	66,770	74,786
General and administrative	9,625	10,409	40,681	43,323
Legal settlements and loss contingencies, net	7,201	3,902	12,359	8,903

Total operating expenses	34,486	33,035	123,956	130,647

Operating income	497	4,035	24,683	32,767
Finance expenses (income), net	(622)	2,097	5,578	3,639

Income before taxes on income	1,119	1,938	19,105	29,128
Taxes on income	1,394	454	6,243	4,560

Net income (loss)	$(275)	$1,484	$12,862	$24,568

Net income attributable to non-controlling interest	-	(118)	-	(163)
Net income (loss) attributable to controlling interest	$(275)	$1,366	$12,862	$24,405
Basic net income (loss) per ordinary share (*)	$(0.01)	$0.04	$0.37	$0.72
Diluted net income (loss) per ordinary share (*)	$(0.01)	$0.04	$0.37	$0.72
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,397,410	34,363,211	34,383,895	34,357,691
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,397,410	34,394,808	34,459,599	34,409,182

(*) The numerator for the calculation of net income (loss) per share for the three and twelve months ended December 31, 2018 has been increased by approximately $0.1 million and $0.2 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2019	2018
	(Unaudited)	(Audited)
Cash flows from operating activities:

Net income	$12,862	$24,568
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,587	28,591
Share-based compensation expense	3,631	1,684
Accrued severance pay, net	(247)	(543)
Changes in deferred tax, net	(1,479)	(3,064)
Capital loss	326	225
Legal settlemnets and loss contingencies, net	12,359	8,903
Increase in trade receivables	(5,032)	(2,637)
Decrease (increase) in other accounts receivable and prepaid expenses	(6,346)	7,673
Decrerase (increase) in inventories	35,303	(30,607)
Decrease in trade payables	(6,663)	(16,223)
Increase in warranty provision	69	367
Changes in right of use assets	(73,664)	-
Changes in lease liabilities	77,278	-
Increase (decrease) in accrued expenses and other liabilities including related party	6,063	(4,245)

Net cash provided by operating activities	83,047	14,692

Cash flows from investing activities:

Purchase of property, plant and equipment	(23,590)	(20,962)
Proceeds from sale of property, plant and equipment	66	28
Increase in long term deposits	(63)	(219)

Net cash used in investing activities	(23,587)	(21,153)

Cash flows from financing activities:

Dividend paid	(5,160)	(20,268)
Dividend paid by subsidiary to non-controlling interest	-	(978)
Call option exercised related to non-controlling interest	-	(20,119)
Changes in short-term bank credit and loans, net	(7,771)	4,171
Repayment of a financing leaseback related to Bar-Lev transaction	(1,196)	(1,169)

Net cash used in financing activities	(14,127)	(38,363)

Effect of exchange rate differences on cash and cash equivalents	477	(321)

Incresase (decrease) in cash and cash equivalents and short-term bank deposits	45,810	(45,145)
Cash and cash equivalents and short-term bank deposits at beginning of the period	93,562	138,707

Cash and cash equivalents and short-term bank deposits at end of the period	$139,372	$93,562

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(3,235)	2,688

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$34,983	$37,070	$148,639	$163,414
Share-based compensation expense (a)	10	85	$285	163
Non-recurring import related income	-	2,104	$(1,501)	2,104
Other non-recurring items (b)	294	-	$1,661	-
Adjusted Gross profit (Non-GAAP)	$35,287	$39,259	$149,084	$165,681

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)
Three months ended December 31, 2019 reflects one time inventory write down due to discontinuation of certain product group manufacturing, and Twelve months ended December 31, 2019 figures includes mainly one time amortization of machinery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(275)	$1,484	$12,862	$24,568
Finance expenses (income), net	(622)	2,097	5,578	3,639
Taxes on income	1,394	454	6,243	4,560
Depreciation and amortization (*)	6,970	7,052	28,587	28,591
Legal settlements and loss contingencies, net (a)	7,201	3,902	12,359	8,903
Share-based compensation expense (b)	779	751	3,631	1,684
Non-recurring import related expense (income)	-	2,104	(1,501)	2,104
Other non-recurring items (c)	294	-	1,287	1,157

Adjusted EBITDA (Non-GAAP)	$15,741	$17,844	$69,046	$75,206

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)
Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(*)	Twelve months ended December 31, 2019 figures include one time amortization of machinnery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(275)	$1,366	$12,862	$24,405
Legal settlements and loss contingencies, net (a)	7,201	3,902	12,359	8,903
Share-based compensation expense (b)	779	751	3,631	1,684
Non cash revaluation of lease liabilities (c)	266	-	3,615	-
Non-recurring import related expense (income)		2,104	(1,501)	2,104
Other non-recurring items (d)	294	-	2,487	1,157
Total adjustments	8,540	6,757	20,591	13,848
Less tax on non-tax adjustments (e)	2,791	1,097	6,729	2,168
Total adjustments after tax	5,749	5,660	13,862	11,680

Adjusted net income attributable to controlling interest (Non-GAAP)	$5,474	$7,026	$26,724	$36,085
Adjusted diluted EPS (f)	$0.16	$0.20	$0.77	$1.05

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)
Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing, one time amortization of machinnery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(e)	Tax adjustments for the three and twelve months ended December 31, 2019 and 2018, based on the effective tax rates for these periods.
(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

 Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

USA (*)	$64,659	$60,200	$250,471	$239,241
Australia (incl. New Zealand)	26,000	33,484	108,150	131,086
Canada (*)	20,575	23,834	85,975	99,678
Israel	8,503	9,268	38,693	39,894
Europe	8,820	8,722	37,756	34,457
Rest of World	5,310	7,373	24,929	31,515
	$133,867	$142,881	$545,974	$575,871

(*)	Total revenues for the three and twelve months ended December 31, 2019 and 2018 in the North American region were $85,234 and $336,446, and $84,034 and $338,919, respectively.